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MAR 01 2017

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SEC

17009069

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GP Nurmenkari, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

64 Wall Street Suite 402
(No. and Street)

Norwalk (City) CT (State) 06850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert Pezone 212-447-5550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy A. Abramowitz & Co.
(Name – *if individual, state last, first, middle name*)

21 Locust Avenue - Ste 2D1 (Address) New Canaan (City) CT (State) 06840 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Pezone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GP Nurmenkari, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

2/24/17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN SMITH
Notary Public
Connecticut
My Commission Expires Aug 31, 2020

Roy A. Abramowitz & Co.
Roy A. Abramowitz, CPA
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the and Shareholder of GP Nurmenkari Inc.
64 Wall Street – Suite 402
Norwalk, CT 06850

We have audited the accompanying statement of financial condition of GP Nurmenkari Inc. as of December 31, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the period then ended. These financial statements are the responsibility of GP Nurmenkari Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GP Nurmenkari Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of GP Nurmenkari Inc.'s financial statements. The supplemental information is the responsibility of GP Nurmenkari Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Roy A. Abramowitz & Co.
21 Locust Avenue – Suite 2D-1
New Canaan, CT 06840

February 28, 2017

NY OFFICE: 212.398.8100 FAX: 203.966.5668 CT OFFICE: 203.594.7360

21 Locust Avenue, Suite 2D-1, New Canaan, CT 06840
EMAIL: rafinancial@optonline.net

GP NURMENKARI INC.

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	23,206
Receivable from clearing organization		52,231
Deposits with clearing organizations		50,000
Furniture, and equipment at cost, net of accumulated depreciation ($14,976)		11,028
Prepapid expense		15,443
Security Deposit		48,158
Petty Cash		182
Total assets	$	200,248

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable, and accrued expenses	$	77,416
Total liabilities		77,416
Stockholders' Equity		
Common stock - Authorized 200 shares non par 200 shares issued and outstanding		70,030
Addittional Paid-in Capital		50,400
Retained earnings		2,402
Total stockholders' equity		122,832
Total liabilities and stockholders' equity	$	200,248

The accompanying notes are an integral part of these financial statements

GP Nurmenkari, Inc.
Notes to Statement of Financial Condition

For the Year Ended December 31, 2016

1. Organization and nature of business

GP Nurmenkari, Inc. (the Company) was established in 2010 as a New York Corporation and is a broker-dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protection rules under Paragraph (k)(2)(ii) of SEC Rule 15c3-3.

2. Significant Accounting Policies

(A) The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including private placements of securities, selling corporate debt securities, and retailing corporate equity securities over the counter on a fully disclosed basis through a clearing brokerage.

(B) Commission revenue and related expenses are recorded on a trade date basis.

(C) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets as follows: 5 years for equipment and 7 years for furniture.

(D) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The company did not record any significant impairment during 2016.

(E) The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

(F) For purposes of the Statement of Financial Condition, the Company had defined cash equivalents and highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(G) Buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker the Company does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through the Company's clearing firm.

(H) Since the company is an S Corporation, all profits and losses flow through to the shareholder.

(I) The Company does not enter into financial instruments for trading or speculative purposes.

(J) Alpine Securities Corporation, the Company's clearing broker, clears the trades executed by the Company on behalf of its customers, typically on a T+3 basis. As of December 31, 2016, Alpine Securities accounted for 100% of the Company's total accounts receivable from customers and clearing organizations. Commission revenue collected by Alpine Securities Corp. accounted for 80% of the Company's total commission revenue and 39% of the Company's total revenues.

(K) The Company is subject to concentrations of credit risk primarily in its trade accounts receivable to the extent of the amount(s) recorded on the balance sheet. The Company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process and collection terms.

(L) The Company is subject to lawsuits, investigations and claims related to its operations and is required to access the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities is made when the risk is reasonably possible or probable. As of December 31, 2016, there were no reserves or disclosures required.

(M) Private Placement commissions are recognized upon completion and closing of the placement.

2. Significant Accounting Policies (continued)

(N) In January 2015, the FASB issued ASU 2015-1, Income Statement-Extraordinary and Unusual Items. The amendments in this update eliminates from GAAP the concept of extraordinary items. Previously, it was required that an entity separately classify, present, and disclose extraordinary events and transactions. Currently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item when certain criteria is met for extraordinary classification. Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators no longer will need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately. The presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The amendments in this update are effective for fiscal years beginning after December 15, 2015 and are not expected to have a material impact on the Company's financial statements. In January 2016, the FASB issued
2016-1, Financial Instruments – Overall. The amendments in the Update target improvements to generally accepted accounting principles (GAAP) and affects all entities that hold financial assets or owe financial liabilities. The improvements related to nonpublic entities are (1) require equity investments to be measured at fair value with changes in fair value recognized in net income, (2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (3) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities, (4) require an entity to present separately in other comprehensive income the portion of the total charge in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (5) require separate presentation of financial assets and financial liabilities by measurement category and form a financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements, and (6) clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. The amendments in the Update are effective for fiscal years beginning after December 15, 2017, and are not expected to have a material impact on the Company's financial statements.

3. Fair Value of financial Instruments

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities to determine fair value disclosures. In accordance with the Fair Value Measurements and disclosures topic of FASB ASC 820, the fair value of a financial instrument is the price that would be received to sell a asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. Under GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1 –Valuation is based upon quoted prices in active markets for identical instruments that the entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded on the active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets and liabilities.

Level 2 – Valuation is based upon inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to their fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input of the fair value measurement in its entirety requires judgment and considers factors specific to the investment. As of December 31, 2016, the Company did not own securities and did not have principal transactions. The Company reported cash and cash equivalents, commission receivables and accounts payable, and other liabilities at carrying amounts that approximate fair values because of the short maturity.

4. Commitments and contingencies:

The Company entered into a new lease of office space for an initial term of twelve (12) months commencing on December 1, 2016 and expiring on November 30, 2017. Pursuant to the lease term the Company will pay a monthly rental of $1,400 in advance of the lease term for one year totaling $16,800. The Company has the option to renew this lease for a term of twelve (12) months at the monthly base rental rate of $1,450 through November 30, 2018

The Company shall pay as additional rent its pro-rata share of utilities including heating oil, electricity and water during said term. Lessee's pro rata share is equal to 6.25 percent of the gross utility expenses for the building.

A security deposit of $2,000 was paid on November 17, 2016.

A security deposit from the prior lease which expired November 30, 2016 in the amount of $46,158 will be returned by the landlord in January, 2017. See Subsequent Events Note 10.

Rent expense for 2016 was $89,111 and is included in the Occupancy expense.

The Company maintains a deposit with it clearing brokers Alpine Securities Corporation and Albert Fried & Company in the amount of $25,000 each respectively for a total of $50,000.

5. Depreciation

Property and equipment are stated at cost and recorded net of accumulated depreciation using straight line with estimated useful lives of five to seven years.

Property and equipment as of December 31, 2016 consisted of office furniture and office equipment at a cost of $26,004. Depreciation expense for the year 2016 was ($1,877).

6. Receivable from Clearing Organization

The receivable from clearing organization represents commissions receivable from clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing broker during December 2016 and received in January 2017.

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

8. Income taxes (continued)

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock.

For 2016 the tax on net income was greater than the New York City Alternative Minimum tax. The Company accrued $1,664 for NYC income tax for 2016

The Company over-accrued $8,432 for 2015. $6,916 was refunded and $1,560 credited to 2016 New York City General Corporation estimated tax.

There are no uncertain tax positions in the Company's tax filings, and there are no current tax audits pending. The corporate tax returns are open for audit for a period of three years from the date of filing.

9. Contingencies

In the normal course of business activities, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

10. Subsequent Events

The Company has evaluated subsequent events from December 31, 2016 through the date the financial statements were issued.

On January 30, 2017, the security deposit from 18 East 41st Street Partners LLC in the sum of $46,158 was returned to the Company as the lease was terminated on November 30, 2016.

There were no other subsequent events which need to be disclosed.

GP NURMENKARI, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ROY A. ABRAMOWITZ & CO.

Certified Public Accountants

New Canaan, CT

PUBLIC